NAME OF REGISTRANT: Southern Company
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal Item #10 on Southern Company Proxy Statement:
Vote Yes: “Carbon Asset Risk” report
 Symbol:  SO
Filed by: As You Sow
Annual Meeting: May 25, 2016

SUMMARY
As You Sow’s shareholder proposal requests that Southern Company assess, quantify, stress test, and disclose its carbon asset risk, which is the threat that, due to regulatory, market and technology changes, fossil fuel infrastructure will lose value and possibly incur material losses to shareholders. Southern Company’s carbon asset risk appears unmanaged. Where the U.S. decreased coal consumption 18% between 2008 and 2013, Southern Company increased coal consumption 4% since 2012.1 As of 2013, Southern Company consumed the third highest level of coal of U.S. utilities, which created the third highest level of carbon pollution of U.S. utilities.2 On that topic, Southern Company stated that “… future emissions could be higher than historical levels”.3 Further, where many utilities’ coal fleets have become liabilities and are being aggressively divested, Southern Company is building a new coal plant in Kemper, Mississippi.4 This coal plant, “Kemper”, is $4+ billion over budget and is now under investigation by the SEC.5 Southern Company’s carbon asset risk is a serious matter that requires transparency; the Proponents urge a “Yes” vote on this resolution.

RESOLVE CLAUSE
BE IT RESOLVED: Shareholders request that Southern Company prepare a report by September 2016, omitting proprietary information and at reasonable cost, quantifying potential financial losses to the company associated with stranding of its coal assets under a range of scenarios for climate change driven regulations that mandate greenhouse gas reductions beyond those required by the Clean Power Plan. Such report should include possible financial losses if coal gasification and/or CCS is rejected by policymakers as a technical climate mitigation strategy, or if they cannot be cost effectively implemented. Shareholders also request that Southern disclose, in the report, its total investments in CCS and coal gasification technologies.

RATIONALE FOR A YES VOTE
1.	Southern Company does not disclose its carbon asset risk to investors, let alone quantify it.
2.	Regulators are now rejecting coal related rate increases.
3.	Other utilities are rapidly shedding coal infrastructure.
4.	Southern Company’s coal asset are already being stranded, putting shareholders at risk.

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1 Energy Information Administration. Annual Energy Outlook. Data Browser. Accessed April 24th, 2016. http://www.eia.gov/forecasts/aeo/data/browser/
2 Note: data from 2013. NRDC, Ceres. Benchmarking Utility Air Emissions, 2015, p.17. Available at:   https://www.nrdc.org/sites/default/files/benchmarking-2015.pdf.
3 2015 Carbon Disclosure Report, Southern Company, May 2015, p.2. Available at: http://www.southerncompany.com/what-doing/pdf/Carbon_Disclosure_Report_2015.pdf.
4 See section 4.
5 Chediak. “U.S. Probes Cost of Southern's $6.7 Billion Clean Coal Plant”, Bloomberg May 5, 2016. Available at: http://www.bloomberg.com/news/articles/2016-05-05/southern-facing-federal-probe-on-clean-coal-plant-costs-startup.

1.	Southern Company does not disclose its carbon asset risk, let alone quantify it.
Southern Company does not disclose any information on its “carbon asset risk”, the subject of the proposal. Investors have no way of assessing how costly Southern Company’s coal plants will be in the future, or to assess the liability they represent today. However, investors have reason for concern. Interspersed throughout Southern Company’s materials are hints as to how much the Company believes its coal plants will cost. For example, Southern Company estimates that it will take up to $22 billion to comply with the new, lenient coal-ash rule.6 Similarly, it estimates compliance with the new mercury pollution rule at $1.7-$2.7 billion.7  Unlike utility peers, Southern Company has refused to disclose its estimate of compliance with the Clean Power Plan to investors, but did warn regulators that the rule could increase its customer rates $35 billion dollars by 2030 -- assuming regulators allow Southern to pass costs on, which is uncertain.8  This fractured picture of Southern Company’s coal compliance liability, totaling near $60 billion dollars in the near to medium term, should alarm investors. These three regulations are just a few of the new laws that require companies to address the air, water, particulate matter, and toxic waste pollution coal plants cause.9

2. Regulators are now rejecting coal related rate increases.
In the past, utility regulators generally granted rate increases utilities requested for coal operations. However, in recent years, apparently recognizing the U.S. power sector’s rapid transition to low carbon resources, regulators have begun to frequently reject rate increases for utility coal infrastructure, leaving the costs to shareholders. For example:
•	Oklahoma rejected a $1 billion OGE rate hike purportedly to pay for Clean Power Plan compliance equipment.[10]
•	Virginia rejected Appalachia Power’s request for a coal gasification plant like Kemper, saying the plant would “create an extraordinary risk that it cannot allow Virginia customers to assume.”[11]
•	New Mexico denied a rate hike that would have prolonged the life of its coal plants.[12]
•	Michigan denied the permits needed for a new coal plant.[13]
•	Ohio regulators initially rejected coal bailouts at AEP and FirstEnergy, agreeing only after significant concessions from the utilities including major investments in renewable energy, energy efficiency, and carbon reduction.[14]
•	Even when supported by the Ohio Public Utility Commission, FERC blocked AEP and FirstEnergy coal bailouts.[15]

Oklahoma’s denial of OGE’s rate request is especially significant. It suggests utilities’ assumption that they will be able to pass Clean Power Plan compliance costs onto ratepayers may be wrong, which would dramatically escalate utilities’ stranded asset risk. There is additional evidence to support this concern, such as Mississippi’s indefinite delay of cost recovery for Southern Company’s Kemper Plant.16 Similarly, Mississippi’s Supreme Court cancelled $200 million in fees from the Kemper coal plant and refunded the capital back to ratepayers.17 Even limited cost recovery could expose shareholders to billions more in charges related to Kemper.

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6 EPA Regulations Comment: Disposal of Coal Combustion Residuals from Electric Utilities. Comment submitted by Chris M. Hobson, Senior Vice President, Research and Environmental Affairs, Southern Company Nov, 2010.  Available at: http://www.regulations.gov/#!documentDetail;D=EPA-HQ-RCRA-2009-0640-6300. For MATS estimate, see: Art Beattie, CFO 2012 Q2 Earnings Call, Southern Company July 2012. Available at: http://seekingalpha.com/article/749651-southern-management-discusses-q2-2012-results-earnings-call-transcript?part=single.
7 Id.
8 EPA Regulations Comment: Carbon Pollution Emission Guidelines for Existing Stationary Sources. “Southern Company – Comment”, Southern Company Dec, 2014, p.210. http://www.regulations.gov/#!documentDetail;D=EPA-HQ-OAR-2013-0602-22907.
9 Regulations Update, AEP 2015. Available at: https://aepsustainability.com/performance/environmental/regulations/update.aspx.
10 Hardzinski, “Oklahoma Corporation Commission Rejects $1.1 Billion Rate Hike Proposal By OG&E”, December 5, 2015. Available at: http://kgou.org/post/oklahoma-corporation-commission-rejects-11-billion-rate-hike-proposal-oge#stream/0.
11 Edwards, “Proposed coal plant denied”, Richmond Times-Dispatch, April 15, 2008. Available at: http://www.richmond.com/news/article_edb70433-c17c-5020-b6ee-475b9116c766.html.
12 St. Cyr, “PNM's Electricity Rate Increase Rejected”, Santa Fe Reporter, May 13, 2015. Available at:  http://www.sfreporter.com/santafe/article-10372-pnms-electricity-rate-increase-rejected.html.
13 Paulman. “Michigan regulators deny permit for proposed coal plant”, Midwest Energy News May 21, 2010. Available at: http://midwestenergynews.com/2010/05/21/michigan-state-agency-denies-permit-for-proposed-coal-plant/.
14 Knox, “Ohio regulators approve income guarantees for AEP and FirstEnergy”, Columbus Business First March 31, 2016. Available at: http://www.bizjournals.com/columbus/news/2016/03/31/ohio-regulators-approve-income-guarantees-for-aep.html; see also “FirstEnergy's electric security plan”, Ohio Public Utility Commission, March 31, 2016. Available at: http://www.puco.ohio.gov/puco/index.cfm/be-informed/consumer-topics/firstenergy-s-electric-security-plan/#sthash.SpVTbg7a.dpbs.
15 Bade “FERC Blocks Ohio Power Plant Subsidies for AEP and FirstEnergy,” Utility Dive, April 28, 2016. Available at: http://www.utilitydive.com/news/ferc-blocks-ohio-power-plant-subsidies-for-aep-and-firstenergy/418297/.
16 “Mississippi Power denied rate increase for Kemper IGCC power project”, Power Engineering, August 1, 2012. Available at: http://www.power-eng.com/articles/2012/08/mississippi-power-denied-rate-increase-for-kemper-igcc-power-project.html.
17 “Supreme Court says PSC blew it on Kemper power plant, orders refund”, Mississippi Business Journal, February 13, 2015. Available at: http://msbusiness.com/2015/02/supreme-court-says-psc-blew-kemper-power-plant-orders-refund/.

3. Other utilities are rapidly shedding coal infrastructure.
Where Southern has gone to lengths to prolong the life of its coal assets --for example sinking $2 billion since the 1960s into amorphous “carbon capture and storage” “research and development”—Southern’s utility peers are simply shedding coal as quickly as possible and moving on.18 For example:
•	Ameren paid Dynegy $200 million to take Ameren’s merchant coal fleet, enabling Ameren to remove $825 million in toxic assets related to its coal fleet from its books.[19]
•	Dominion put $1 billion in compliance equipment into its former Brayton Point Plant, only to sell it at a loss.[20]
•	Though AEP received a government bailout of its Ohio coal plants, it is still trying to sell them.[21]
•	Duke just completed the sale of its Ohio plants.[22]
•	NRG posted a $6 billion loss resulting from its struggling Texas coal plants.[23]
Southern is not immune to these trends. While it has retired some coal, its energy mix is still over 50% coal, which represents an enormous volume of coal given the Company’s scale.24

4. Southern Company’s coal assets are already being stranded.
Southern’s coal assets are already being stranded. Southern Company attempted to build a medium sized 582 MW coal plant utilizing technology which turns coal into gas. The plant, “Kemper” has so far resulted in over $2 billion in losses to shareholders.25 Originally estimated to cost $2.01 billion, the project is now at $6.7B, --- $4.6 billion over budget.26 Southern’s Mississippi regulator recently unsealed documents related to the Kemper facility’s cost overruns which may soon provide investors with more transparency.27 These cost overruns are now under investigation by the SEC.28 The plant’s start date has been repeatedly delayed, for three years; the most recent delays resulted in Southern returning $234 million in tax credits.29 Every month Kemper is delayed, it costs Southern $43 million.30 The project has resulted in a credit downgrade for Southern’s Mississippi subsidiary, Mississippi Power, due to the plant’s staggering liabilities.31 Kemper is but one example of how Southern’s massive fossil fuel investments have led to stunning losses for shareholders.

CONCLUSION
Investors need to see data quantifying and stress testing Southern Company’s carbon asset risk, as requested by the proposal. Only then will investors have enough information to make an informed investing decisions. Proponents urge a “Yes” vote on Item 10.

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18 “Southern Company leading global carbon capture research and development network for U.S.”, Southern Company February 24, 2016. Available at: http://www.prnewswire.com/news-releases/southern-company-leading-global-carbon-capture-research-and-development-network-for-us-300225531.html#323_268999603_15611_-1_1456346515889.
19 Polson, “Dynegy Agrees to Buy Ameren Plants in Illinois for No Cash”, Bloomberg March 14, 2013. Available at: http://www.bloomberg.com/news/articles/2013-03-14/dynegy-to-buy-ameren-power-plants-in-illinois-for-no-cash.
20 Edes, “Dominion sells Brayton Point power station”, Boston Globe, March 12, 2013. Available at: https://www.bostonglobe.com/business/2013/03/11/dominion-sells-three-power-plants-including-brayton-point-somerset/eZWyzMDg5907wcQ5PirK5H/story.html.
21 Gearino. “AEP leaning toward selling Ohio power plants”, Columbus Dispatch, April 22, 2015. Available at: http://www.dispatch.com/content/stories/business/2015/04/21/aep-leans-toward-selling-Ohio-power-plants.html.
22 “Duke Energy completes sale of its non-regulated Midwest generation business to Dynegy”, Duke Energy April 2, 2015. Available at: https://www.duke-energy.com/news/releases/2015040202.asp.
23 Blum, “NRG Energy posts $6 billion loss”, Fuel Fix, February 29, 2016. Available at: http://fuelfix.com/blog/2016/02/29/nrg-energy-posts-6-billion-loss/. See also: Malik, “NRG Energy Tumbles on Dividend Cut, Texas-Driven Charge”, Bloomberg February 29, 2016. Available at: http://washpost.bloomberg.com/Story?docId=1376-O3BFB3SYF01W01-6KRMTV9EG3E07PF9R27H8HVOSF.
24 2015 Carbon Disclosure Report, Southern Company, May 2015, p.2. Available at: http://www.southerncompany.com/what-doing/pdf/Carbon_Disclosure_Report_2015.pdf.
25 Kunkel, “Southern Company’s Kemper County Folly: A ‘Clean Coal’ Electricity Plant in Mississippi Offers an Abject Lesson in Costly Failure”, IEEFA July 15, 2015. Available at: http://ieefa.org/southern-companys-kemper-county-folly/
26 Kemper County Energy Facility, Costs Through January 2016, Southern Company 2016. Available at: http://www.mississippipower.com/pdf/kemper/Kemper-Cost-Breakdown.pdf. For more recent $6.7 billion figure see note 5.
27 “PSC to Release Kemper Oversight Documents Online”, Mississippi Public Service Commission, March 24, 2016: http://www.psc.state.ms.us/commissioners/southern/press%20releases/2016/PSC%20to%20Release%20Kemper%20Oversight%20Documents%20Online.pdf.
28 See note 5.
29 Chediak, “Southern Encounters Challenges in Starting Kemper Coal Plant”, Bloomberg January 5, 2016. Available at: http://www.bloomberg.com/news/articles/2016-01-05/southern-sees-challenges-in-startup-of-kemper-clean-coal-plant.
30 Id.
31 “Moody's changes Mississippi Power outlook to negative; affirms Southern's ratings”. Moody’s, Feb 19, 2015. Available at: https://www.moodys.com/research/Moodys-changes-Mississippi-Power-outlook-to-negative-affirms-Southerns-ratings--PR_318759.